April 2, 2021

CORRESPONDENCE VIA EDGAR
United States Securities and Exchange
Commission Division of Corporate Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Attention: Eiko Yaoita Pyles, Staff Accountant
Melissa Gilmore, Senior Staff Accountant

Re: Universal Electronics Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed March 5, 2021
File No. 000-21044

Ladies and Gentlemen:

This letter responds to the comment of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the letter from the Staff dated March 23, 2021 (the “Comment Letter”) in regard to the above-referenced Form 10-K (the “Form 10-K”) filed by Universal Electronics Inc. (the “Company”) on March 5, 2021.

The Company’s response to the comment presented in the Comment Letter is set forth below the full text of the Staff’s comment.

Form 10-K for the Fiscal Year Ended December 31, 2020

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 48

1.We note your disclosure that you record revenue for minimum guarantees over the license period. Please clarify for us and in your footnote whether the licenses are functional or symbolic licenses and the pattern over which minimum guarantees are recognized over the license period. If revenue is recognized ratably, explain to us how this depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services in accordance with ASC 606-10-10-2. In this regard, we note your revenue footnote from prior year indicated you recorded revenue for a contract containing a minimum guarantee provision when delivery of the intellectual property had occurred. Refer to the guidance in ASC 606-10-55-57 through 63 and ASC 606-10-55-65.

Response:

Our licenses are symbolic, and we record per-unit licenses with minimum guarantees ratably over the license period to which the minimum guarantee relates and any per-unit sales in excess of the minimum guarantee in the period in which the sale occurs. In future filings, we propose to revise our footnote disclosure regarding revenue recognition for licenses substantially consistent with the proposed disclosure below based on our disclosure in the Form 10-K (additions double-underlined, deletions stricken-through):

“We license our symbolic intellectual property ~~including~~ which includes our patented technologies and database of control codes. Revenue is recognized for these licensing arrangements on an over-time basis. We record license revenue for per-unit based licenses when our customers manufacture or ship a product incorporating our intellectual property and we have a present right to payment. We record ~~revenue~~ per-unit-based licenses with minimum guarantees ratably over the license period ~~for minimum guarantees~~ to which the minimum guarantee relates and any per-unit sales in excess of the minimum guarantee in the period in which the sale occurs. We record licenses with fixed consideration ratably over the license period. ~~revenue upon~~

United States Securities and Exchange
Commission Division of Corporate Finance
Office of Manufacturing

~~delivery of intellectual property for fixed up-front fee licenses.~~ Tiered royalties are recorded on a straight-line basis according to the forecasted per-unit fees taking into account the pricing tiers.”

With respect to recording revenue for minimum guarantees, we have utilized the following guidance from the FASB’s Transition Resources Group (the “TRG”). Pursuant to the TRG’s guidance, there are three views:

•View A – If an entity expects total royalties will exceed the minimum guarantee, recognize revenue as the royalties occur.

•View B – Estimate the transaction price for the performance obligation (including fixed and variable consideration) and recognize revenue using an appropriate measure of progress, subject to the royalties constraint.

•View C – Recognize the minimum guarantee (fixed consideration) using an appropriate measure of progress and recognize royalties only when cumulative royalties exceed the minimum guarantee.

We believe that View C is the most appropriate because a customer would have equal access to the intellectual property over the term of the license (supports ratable approach), and we do not know if the customer will exceed the minimum (View A). We do not believe that View B would be appropriate because we have a sales-based type royalty (royalties constraint discussed).

In 2020, our licenses were deemed to be symbolic in nature because our intellectual property’s benefit and utility stem from our continued ongoing activities to update our library of codes. It is imperative that our customers have access to the most recent codes for newly released products in our library. Consequently, our licenses grant our customers a continuous right to access our intellectual property throughout the license period via our cloud-based platform. Accordingly, revenues are recognized over time.

In 2019, we had an immaterial license agreement with one customer that was considered functional in nature because our intellectual property, namely, a specific set of our library of codes at a point in time, was delivered via a zip file versus our cloud-based platform. This customer was licensed a right to use our intellectual property as it existed at the point in time at which the set of codes were delivered. Accordingly, revenue was recorded at a point in time.

If you have any questions regarding the foregoing, please do not hesitate to contact me at 1 (480) 530-3000.

Sincerely,
Universal Electronics Inc.

By:	/s/ Bryan M. Hackworth
Bryan M. Hackworth, SVP and CFO